

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 FACSIMILE: (852) 2521 7198 E-mail: cosec@wokeehong.com.hk

7 February 2003



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

Ladies and Gentlemen,

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis Ng
Company Secretary

Encl.

PN/kl

和記行(集團)有限公司

香港新界葵涌青山道 585 至 609 號和記行大廈 A 座 10 字樓

File No. 82-3990

Annex A to Letter to the SEC dated
7 February , 2003 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED
1. Title: Memorandum and Articles of Association Date: Upon incorporation Entity requiring item: Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance").	N/A
2. Title: Annual Report Date: Within six months of the end of the fiscal year and not less than 21 days before Annual General Meeting Entity requiring item: The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement.	N/A
3. Title: Half Yearly Report and Preliminary Announcement Date: Within four months of the end of half year period Entity requiring item: HKSE pursuant to Exchange Listing Agreement.	N/A

4. Title: Notification of Changes in Officers
   (Directors, Secretaries and Auditors)

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

5. Title: Notification of Changes in Registered Office or Principal Place of Business

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

   Date: As soon as reasonably practicable (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. — See attached

8. Title: Notification of "Notifiable Transactions"

   Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. — N/A

9. Title: Notification of Meetings of Board of Directors at which:

   (i) a dividend is declared; or
   (ii) a recommendation to do so is made; or
   (iii) any announcement relating to profits or losses is to be approved for publication

   Date: At least three business days prior to meeting

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. — N/A

10. Title: Notification of Reasons for Allotment of Shares

    Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. — N/A

11. Title: Notification of Repurchases of Company's Shares

    Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

    Date: Simultaneously with dispatch to Shareholders

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

    Date: Immediately matter becomes known

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

    Date: Within 14 or 21 days of meeting

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

    Date: Immediately Company becomes aware

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

    Date: 42 days after annual general meeting

    Entity requiring item:

    Companies Registry pursuant to the Companies Ordinance. N/A

17. Title: Prospectus

    Date: As required

    Entity requiring item:

    (a) Companies Registry pursuant to the Companies Ordinance; and

    (b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

    Date: Within 14 days of meeting

    Entity requiring item:

    Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

    (i) decision to make or recommend declaration of distribution to security holders;

    (ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

    (iii) preliminary announcements of profits or losses;

    (iv) proposed changes to capital structure, including redemption of securities; and

    (v) changes to general character of nature of business

    Date: Immediately after meeting; however, must be during non-trading hours

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

    Date: Next business day

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

    Date: Five calendar days after reportable change in ownership

    Entity requiring item:

    HKSE pursuant to the Securities (Disclosure of Interest) Ordinance. See attached

22. Title: Corporate substantial shareholder notices

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interest) Ordinance. — See attached

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. — N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. — N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. — N/A

26. Other:

N/A

KMC00998.DOC

Attachment to Annex A

File No. 82-3990

Item no. 7 - Press Announcements published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 7 February 2003

Item no. 21 - Director's notice dated 30 January 2003 (LWS)
Director's notice dated 6 February 2003 (LWS)

Director's notice dated 6 February 2003 (YKH)

Director's notice dated 6 February 2003 (RL)

Director's notice dated 6 February 2003 (MBL)

Item no. 22 - Corporate Substantial Shareholder Notice dated 6 February 2003 (Modern Orbit Limited)

\- Corporate Substantial Shareholder Notice dated 6 February 2003 (Cyber Tower Inc.)



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

A Family Trust was set up on 30 January 2003 to hold, inter alia, the shares of the Company previously held by Mr. W.S. Lee personally and by Unit Cosmo.

The setting up of the Family Trust is for the purpose of enabling the continuity of the major shareholding in the Company and smooth succession of the business.

Pursuant to Paragraph 2 of the Listing Agreement, the directors of Wo Kee Hong (Holdings) Limited (the "Company") announce that a Family Trust was set up on 30 January 2003 to hold, inter alia, the shares of the Company previously held by Mr. W.S. Lee personally and by Unit Cosmo.

The Company was notified by the Relevant Parties that on 30 January 2003, Cyber Tower, via a BVI company, acquired from Mr. W.S. Lee the direct and indirect interests amounting to a total of 409,557,940 shares, representing approximately 52.9% of the entire issued capital, of the Company ("Acquisition"). Cyber Tower acts as the trustee of The W S Lee Unit Trust, the units of which are beneficially owned as to 99% by the Family Trust and 1% by Mrs. Lee, Mr. Richard Lee and Mr. Jeff Lee via Skylink International Asset Corporation, a BVI company.

Before the Acquisition, Mr. W.S. Lee personally held 339,150,207 shares, representing approximately 43.8% of the entire issued capital, of the Company, and Unit Cosmo held 70,407,733 shares, representing approximately 9.1% of the entire issued capital, of the Company.

The following charts show the shareholding of the respective parties immediately before and after the Acquisition.

Immediately before the Acquisition


Mr. W.S. Lee
Indirect 100%
Unit Cosmo
9.1%
43.8%
The Company

Immediately after the Acquisition


The Family Trust
Skylink International Asset Corporation
99% units
1% units
The W S Lee Unit Trust
Trustee: Cyber Tower
100%
BVI Company
52.9%
The Company

REASON FOR THE SETTING UP OF THE FAMILY TRUST

The setting up of the Family Trust is for the purpose of enabling the continuity of the major shareholding in the Company and smooth succession of the business.

GENERAL

A waiver of general offer pursuant to Rule 26.1 of The Hong Kong Code on Takeovers and Mergers in respect of the aforesaid transfers of shares of the Company to the trust has been granted by The Securities & Futures Commission.

There is no intention to change the board of directors of the Company following the Acquisition.

TERMS IN THIS ANNOUNCEMENT

"BVI"	British Virgin Islands
"Cyber Tower"	Cyber Tower Inc., a BVI company of which Mrs Lee, Mr. Richard Lee and Mr. Jeff Lee are the only directors and shareholders
"Family Trust"	The W S Lee Family Trust, a discretionary trust established for the benefits of Mr. W.S. Lee's family members including Mrs. Lee, Mr. Richard Lee and Mr. Jeff Lee.
"Mr. W.S. Lee"	Mr. Wing Sum Lee, Chairman and director of the Company
"Mrs. Lee"	Madam Kam Har Yue, Mr. W.S. Lee's wife, non-executive director of the Company
"Mr. Richard Lee"	Mr. Man Fai Lee, Mr. W.S. Lee's son, Vice Chairman and director of the Company
"Mr. Jeff Lee"	Mr. Man Bun Lee, Mr. W.S. Lee's son, director of the Company
"Relevant Parties"	Mr. W.S. Lee, Mrs. Lee, Mr. Richard Lee and Mr. Jeff Lee
"Unit Cosmo"	Unit Cosmo International Limited, a company incorporated in the BVI, of which Mr. W.S. Lee is a director and in which 100% share capital is indirectly held by Mr. W.S. Lee

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai Lee
Vice Chairman & Chief Executive Officer

Hong Kong, 6 February 2003

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

公佈

家族信託基金已於二零零三年一月三十日成立，以持有（其中包括）先前由李永森先生個人及Unit Cosmo持有之本公司股份。

成立家族信託基金旨在延續本公司之主要控股權及順利承繼業務。

根據上市協議第二段，和記行（集團）有限公司（「本公司」）之董事宣佈，家族信託基金已於二零零三年一月三十日成立，以持有（其中包括）先前由李永森先生個人及Unit Cosmo持有之本公司股份。

本公司獲有關人士通知，於二零零三年一月三十日，Cyber Tower透過一間英屬處女群島公司向李永森先生購入合共409,557,940股股份之直接及間接權益，約佔本公司全部已發行股本52.9%（「收購」）。Cyber Tower為李永森單位信託基金之受託人，該信託基金之單位由家族信託基金實益擁有99%，並由李太、李文輝先生及李文彬先生透過一間英屬處女群島公司Skylink International Asset Corporation擁有1%。

於收購前，李永森先生個人持有339,150,207股股份，約佔本公司全部已發行股本43.8%，而Unit Cosmo則持有70,407,733股股份，約佔本公司全部已發行股本9.1%。

下表顯示各方於緊接收購前及收購後之股權。

緊接收購前


李永森先生
間接100%
Unit Cosmo
9.1%
43.8%
本公司

緊隨收購後


家族信託基金
Skylink International Asset Corporation
99%單位
1%單位
李永森單位信託基金
受託人：Cyber Tower
100%
英屬處女群島公司
52.9%
本公司

成立家族信託基金之理由

成立家族信託基金旨在延續本公司之主要控股權及順利承繼業務。

一般事項

證券及期貨事務監察委員會已豁免根據香港公司收購及合併守則第26.1條就上述轉讓本公司股份至信託基金而提出全面收購建議。

本公司並無意在收購後對本公司董事會作任何改動。

本公佈所用詞彙

「英屬處女群島」	指	英屬處女群島
「Cyber Tower」	指	Cyber Tower Inc.，一間英屬處女群島公司，李太、李文輝先生及李文彬先生為唯一董事及股東
「家族信託基金」	指	李永森家族信託基金，為李永森先生之家族成員（包括李太、李文輝先生及李文彬先生）成立之全權信託基金
「李永森先生」	指	李永森先生，本公司之主席兼董事
「李太」	指	余金霞女士，為李永森先生之妻子及本公司之非執行董事
「李文輝先生」	指	李文輝先生，為李永森先生之兒子及本公司之副主席兼董事
「李文彬先生」	指	李文彬先生，為李永森先生之兒子及本公司之董事
「有關人士」	指	李永森先生、李太、李文輝先生及李文彬先生
「Unit Cosmo」	指	Unit Cosmo International Limited，一間於英屬處女群島註冊成立之公司，李永森先生為其董事，且其100%股本間接由李永森先生持有

承董事會命
和記行（集團）有限公司
副主席兼行政總裁
李文輝

香港，二零零三年二月六日

本公司各董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並且於作出一切合理查詢後確認，就彼等所知，本公佈所表達之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實，致令本公佈之內容有所誤導。

* *僅供識別*

#82-3990

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:LWS/001/2003

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) LEE Wing Sum HKID/~~Passport~~ No. A001574(4) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. YES / ~~NO~~ * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 7 MONTH 11 YEAR 2002 *

*** I am aware of the acquisition of the deemed interests on 30 January 2003**

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

Acquisition of indirect interests by Wo Kee Hong (Holdings) Ltd. ("WKH Holdings") in Wo Kee Hong Professional Air Conditioning Pte Ltd. I am deemed to have interests in such shares as a result of my interests in WKH Holdings.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Unit Cosmo International Limited	Unit 3607, Shun Tak Centre, 200 Connaught Road Central, Hong Kong	70,407,733

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
LEE Wing Sum	A001574(4)	Villa Monte Rosa, 17/F., Flat A1, 41A Stubbs Road, Hong Kong	339,150,207
Unit Cosmo International Limited	N/A	Unit 3607, Shun Tak Centre, 200 Connaught Road Central, HK	70,407,733

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
As per attached Schedule 1							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 2						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: ____________ Date : 30 | 01 | 2003



Schedule 1

Name of Corporation	Class and/or Descriptions of Securities	Previous Balance	Present Balance	Transaction Involved			Consideration
				Acquisition	Disposal	Date of Transaction (Day/Month/Year)	
Wo Kee Hong (Holdings) Limited	Ordinary Shares	409,557,940	409,557,940				
Wo Kee Hong Limited	Non-voting Deferred Shares	8,500	8,500				
Wo Kee Services Limited	Non-voting Deferred Share	1	1				
Wo Kee Hong Professional Air-Conditioning Pte Ltd	Ordinary Shares	*4,576,000	*4,676,000	X		7/11/2002	SGD100
Jin Ling Electrical Company Ltd 金羚電器有限公司	RMB Registered Capital (%)	*RMB131,750,000 (50% interest)	*RMB131,750,000 (50% interest)				
Stoneycroft Estates Limited	Non-voting Deferred Shares	15,750,000	15,750,000				
WK Information Network Limited	Ordinary Shares	*70	*70				
東莞先力電器有限公司	HK$ Registered Capital (%)	*HK$2,125,000 (85% interest)	*HK$2,125,000 (85% interest)				
Technorient Limited	Ordinary Shares	*225,015	*225,015				

* I am deemed to have interests in such shares as a result of my interests in Wo Kee Hong (Holdings) Limited

Schedule 2

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE TO BE PAID FOR SECURITIES	CONSIDERATION	REMARKS
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	6,875,687	28/7/97	31/8/1997 to 30/8/2003	HK$1.5858	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,650,165	19/1/98	22/2/1998 to 21/2/2004	HK$0.6546	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	3,575,357	21/12/99	11/2/2000 to 10/2/2006	HK$0.4165	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,650,165	11/2/00	21/3/2000 to 20/3/2006	HK$0.9711	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	19,251,925	10/8/01	16/9/2001 to 15/9/2007	HK$0.2975	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	224,000	24/9/02	24/9/2002 to 23/9/2008	HK$0.1000	HK$1.00	N/A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:LWS/002/2003

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) LEE Wing Sum HKID/~~Passport~~ No. A001574(4) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. YES / ~~NO~~ * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 30 MONTH 1 YEAR 2003

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ✓ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ✓

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

#82-3990

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
As per attached Schedule 1							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 2						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: for. [signature] Date: 6 Feb 2003

Schedule 1

Name of Corporation	Class and/or Descriptions of Securities	Previous Balance	Present Balance	Transaction Involved			Consideration
				Acquisition	Disposal	Date of Transaction (Day/Month/Year)	
Wo Kee Hong (Holdings) Limited	Ordinary Shares	409,557,940	Nil	N/A	409,557,940	30-Jan-03	HK$0.04
Wo Kee Hong Limited	Non-voting Deferred Shares	8,500	8,500				
Wo Kee Services Limited	Non-voting Deferred Share	1	1				
Wo Kee Hong Professional Air-Conditioning Pte Ltd	Ordinary Shares	*4,676,000	*Nil				
Jin Ling Electrical Company Ltd 金羚電器有限公司	RMB Registered Capital (%)	*RMB131,750,000 (50% interest)	*Nil				
Stoneycroft Estates Limited	Non-voting Deferred Shares	15,750,000	15,750,000				
WK Information Network Limited	Ordinary Shares	*70	*Nil				
東莞先力電器有限公司	HK$ Registered Capital (%)	*HK$2,125,000 (85% interest)	*Nil				
Technorient Limited	Ordinary Shares	*225,015	*Nil				

* I do not have any deemed interests in such shares as a result of my interests in Wo Kee Hong (Holdings) Limited being transferred to my Family Trust.

for. Yue Kam Hay

Schedule 2

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE TO BE PAID FOR SECURITIES	CONSIDERATION	REMARKS
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	6,875,687	28/7/97	31/8/1997 to 30/8/2003	HK$1.5858	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,650,165	19/1/98	22/2/1998 to 21/2/2004	HK$0.6546	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	3,575,357	21/12/99	11/2/2000 to 10/2/2006	HK$0.4165	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,650,165	11/2/00	21/3/2000 to 20/3/2006	HK$0.9711	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	19,251,925	10/8/01	16/9/2001 to 15/9/2007	HK$0.2975	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	224,000	24/9/02	24/9/2002 to 23/9/2008	HK$0.1000	HK$1.00	N/A

for Yue Kam Hon

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref.No.:YKH/001/2003

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) YUE Kam Har HKID/~~Passport~~ No. A320267(7) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. YES / ~~NO~~ * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 30 MONTH 01 YEAR 2003
(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☑ 2 ☑ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Nil			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
Nil		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Modern Orbit Limited	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	409,557,940*
Cyber Tower Inc.	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	409,557,940*

#82-3990

(9) Name and address of registered shareholders of the notifiable [illegible]est in relevant share capital referred to at paragraph (4) of F[illegible]1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Modern Orbit Limited	N/A	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	409,557,940
YUE Kam Har	A320267(7)	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, HK	11,697,191

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
As per attached Schedule 1							

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Wo Kee Hong (Holdings) Limited	Ordinary Shares	275,027	29/8/2001	30/9/2001 to 29/9/2007	HK$0.2975	HK$1.00

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

* 409,557,940 shares are held by Modern Orbit Limited which is wholly owned by Cyber Tower Inc. as trustee of The W S Lee Unit Trust. 99% of all the units are being held by a Discretionary Trust of which Yue Kam Har is one of the beneficiaries whereas 1% of all the units are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands, of which Yue Kam Har is one of the shareholders.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: Yue Kam Har Date: 6 Feb 2003

Schedule 1

Name of Corporation	Class and/or Descriptions of Securities	Previous Balance	Present Balance	Transaction Involved			Consideration per unit
				Acquisition	Disposal	Date of Transaction (Day/Month/Year)	
Wo Kee Hong (Holdings) Limited	Ordinary Shares	11,697,191	421,255,131*	409,557,940	N/A	30-Jan-03	HK$0.04
Forward International Corporation, Limited	Non-voting Deferred Shares	34,335	34,335				
Shinwa Engineering Company, Limited	Non-voting Deferred Shares	3,850,000	3,850,000				
Wo Kee Hong Limited	Non-voting Deferred Shares	400	400				
Stoneycroft Estates Limited	Non-voting Deferred Shares	340,000	340,000				

* 409,557,940 shares are held by Modern Orbit Limited which is wholly owned by Cyber Tower Inc. as trustee of The W S Lee Unit Trust. 99% of all the units are being held by a Discretionary Trust of which Yue Kam Har is one of the beneficiaries whereas 1% of all the units are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands, of which Yue Kam Har is one of the shareholders.

Yue Kam Har

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.: RL/001/2003

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) LEE Man Fai HKID/~~Passport~~ No. D197329(1) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. YES / ~~NO~~ * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 30 MONTH 01 YEAR 2003

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ✓ 2 ✓ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Nil			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/~~Passport~~ No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
HOH Siew Yit	K537003(5)	2,356,200

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Modern Orbit Limited	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	409,557,940*
Cyber Tower Inc.	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	409,557,940*

#82-3990

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Modern Orbit Limited	N/A	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	409,557,940
LEE Man Fai #	D197329(1)	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong	11,735,800
HOH Siew Yit @	K537003(5)	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong	2,356,200

7,703,200 out of 11,735,800 shares are registered in name of HKSCC Nominees Limited. @ all shares are registered in name of HKSCC Nominees Limited.

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	14,092,000^	423,649,940^*	409,557,940	N/A	30/01/2003	HK$0.04

^ Ordinary Shares held by my spouse are included

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
As per attached Schedule 1						

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

* 409,557,940 shares are held by Modern Orbit Limited which is wholly owned by Cyber Tower Inc. as trustee of The W S Lee Unit Trust. 99% of all the units are being held by a Discretionary Trust of which Lee Man Fai is one of the beneficiaries whereas 1% of all the units are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands, of which Lee Man Fai is one of the shareholders.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: [signature] Date: 6 Feb 2003

Schedule 1

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE TO BE PAID FOR SECURITIES	CONSIDERATION	REMARKS
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	7,425,742^	28/7/97	28/8/1997 to 27/8/2003	HK$1.5858	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,705,170^	19/1/98	19/2/1998 to 18/2/2004	HK$0.6546	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	550,055	10/6/98	24/7/1998 to 23/7/2004	HK$0.3132	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	3,685,368^	12/21/99	7/2/2000 to 7/2/2006	HK$0.4165	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	1,925,192	11/02/00	18/3/2000 to 17/3/2006	HK$0.9711	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	2,200,220	28/5/01	29/6/2001 to 28/6/2007	HK$0.2975	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	19,251,925	10/8/01	16/9/2001 to 15/9/2007	HK$0.2975	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	275,027^	29/8/01	30/9/2001 to 29/9/2007	HK$0.2975	HK$1.00	N/A
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	7,748,000	24/9/02	24/9/2002 to 23/9/2008	HK$0.1000	HK$1.00	N/A

Notes :

^ Share options granted to my spouse are included

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:MBL/001/2003

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Jeff Man Bun LEE HKID/Passport No. D547797(3) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. YES / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 30 MONTH 01 YEAR 2003

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ✓ 2 ✓ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Nil			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
Nil		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Modern Orbit Limited	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	409,557,940*
Cyber Tower Inc.	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	409,557,940*
Fisherman Enterprises Inc.	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	5,054,962

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Modern Orbit Limited	N/A	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	409,557,940
Fisherman Enterprises Inc.	N/A	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	5,054,962
LEE Man Bun Jeff	D547797(3)	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, HK	1,650,000

(10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	6,704,962	416,262,902*	409,557,940	N/A	30/01/2003	HK$0.04

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Wo Kee Hong (Holdings) Limited	Ordinary Shares	1,100,110	4/6/2002	4/6/2002 to 3/6/2008	HK$0.1440	HK$1.00
Wo Kee Hong (Holdings) Limited	Ordinary Shares	500,000	24/9/2002	24/9/2002 to 23/9/2008	HK$0.1000	HK$1.00

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

* 409,557,940 shares are held by Modern Orbit Limited which is wholly owned by Cyber Tower Inc. as trustee of The W S Lee Unit Trust. 99% of all the units are being held by a Discretionary Trust of which Lee Man Bun is one of the beneficiaries whereas 1% of all the units are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands, of which Lee Man Bun is one of the shareholders.

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: Date 06 Feb 2003

#8203990

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720
(N.B .: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS Ordinary DESCRIPTION BY NOMINAL VALUE HK$0.10

(3) Identification of corporation making disclosure

FULL NAME Modern Orbit Limited BUSINESS REGISTRATION NO. N/A

ADDRESS OF REGISTERED OFFICE P.O. Box 3340, Road Town, Tortola, British Virgin Islands

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG N/A

PLACE OF INCORPORATION British Virgin Islands LISTED ON SEHK ~~Yes~~/No * (Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) Lee Man Fai CONTACT PHONE NO. 2514-4880

(4) Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	30	01	2003

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ✓ 2 ✓ 3 __ 4 __ 5 __ 6 __ 7 __

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 409,557,940

(b) Previous number of shares in which corporation making disclosure is interested and/or deemed to be interested. N/A

..../2

(6) If *any of the notifiable interest* in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (*Surname First for Individual*)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the *notifiable interest* in the *relevant share capital* of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8 (2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

..../3

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	PRESENT NUMBER OF SHARES
Modern Orbit Limited	N/A	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	409,557,940

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

AUTHORIZED SIGNATORY

Print Name: Lee Man Fai   Position held at the company: Director

Signature:    Date: 6 Feb 2003 (Day Month Year)

#82-3990

Ref. No.: Cyber/001/2003

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720
(N.B .: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS Ordinary DESCRIPTION BY NOMINAL VALUE HK$0.10

(3) Identification of corporation making disclosure

FULL NAME Cyber Tower Inc. BUSINESS REGISTRATION NO. N/A

ADDRESS OF REGISTERED OFFICE P.O. Box 3340, Road Town, Tortola, British Virgin Islands

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG N/A

PLACE OF INCORPORATION British Virgin Islands LISTED ON SEHK ~~Yes~~/No * (Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) Lee Man Fai CONTACT PHONE NO. 2514-4880

(4) Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	30	01	2003

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ✓ 2 ✓ 3 ___ 4 ___ 5 ___ 6 ___ 7 ___

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 409,557,940

(b) Previous number of shares in which corporation making disclosure is interested and/or deemed to be interested. N/A

..../2

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8 (2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Modern Orbit Limited	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	409,557,940 (Note)

Note: Shares are held by Modern Orbit Limited which is wholly owned by Cyber Tower Inc. as trustee of The W S Lee Unit Trust. 99% of all the units are being held by a Discretionary Trust of which Yue Kam Har, Lee Man Fai and Lee Man Bun are beneficiaries whereas 1% of all the units are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands, of which Yue Kam Har, Lee Man Fai and Lee Man Bun are shareholders.

..../3

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/PASSPORT NO.	ADDRESS	PRESENT NUMBER OF SHARES
Modern Orbit Limited	N/A	P.O. Böx 3340, Road Town, Tortola, British Virgin Islands	409,557,940

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

AUTHORIZED SIGNATORY

Print Name: Lee Man Fai

Position held at the company: Director

Signature:



Date: 6 Feb 2003
Day Month Year